Exhibit 4.1

DESCRIPTION OF ALKERMES PLC ORDINARY SHARES

The following is a summary description of the ordinary shares of Alkermes plc. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Act 2014 (the “Companies Act”) and the complete text of our memorandum and articles of association, as they may be amended from time to time (together, the “Constitution”). A copy of the Constitution has been filed with the Securities and Exchange Commission (the “SEC”) as exhibit 3.1 to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. You should read the Companies Act and our Constitution carefully. Use of terms such as “us,” “we,” “our,” “Alkermes” or the “Company” in this Exhibit 4.1 is meant to refer to Alkermes plc.

Capital Structure

Authorized Share Capital

Our authorized share capital is €40,000 and $5,000,000, which is divided into 40,000 ordinary shares of €1.00 each, 450,000,000 ordinary shares of $0.01 each and 50,000,000 undesignated preferred shares of $0.01 each. Our ordinary shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

We may issue shares subject to the maximum authorized share capital contained in our Constitution, and subject to the issuance and allotment authorities approved by our shareholders. Our authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes of our shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”). As a matter of Irish law, the board of directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, after which it must be renewed by the shareholders by an ordinary resolution. In July 2022, our shareholders authorized the board of directors of the Company (the “Board”) to allot and issue up to a maximum of 54,712,200 shares (being equivalent to approximately 33% of our issued ordinary share capital as at the latest practicable date prior to our 2022 annual general meeting of shareholders). This current authorization extends until January 7, 2024, at which point it will lapse unless renewed by our shareholders.

The rights and restrictions applicable to our ordinary shares are prescribed in our Constitution. Our Constitution permits the Board, without shareholder approval, to determine the terms of any preferred shares issued by us. Our Board is authorized, without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record. Accordingly, our Constitution does not provide for the issuance of fractional shares, and our official Irish register of members will not reflect any fractional shares.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory pre-emption right. However, Irish law permits companies to opt out of the statutory pre-emption right, for a period of up to five years, where it is authorized by a resolution approved by not less than 75% of the votes of shareholders cast at a general meeting (referred to under Irish law as a “special resolution”).  In July 2022, our shareholders authorized our Board to allot and issue shares for cash on a non-pre-emptive basis up to the amount of approximately 5% of our issued share capital (as at the latest practicable date prior to our 2022 annual general meeting of shareholders) or approximately 10% of our issued share capital (as at the latest practicable date prior to our 2022 annual general meeting of shareholders) under certain specified circumstances. This current authorization extends until January 7, 2024, at which point it will lapse unless renewed by our shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan.

Our Constitution provides that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, the Board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Act provides that a board of directors may issue share warrants or options without shareholder approval once authorized to do so by its constitution or an ordinary resolution of shareholders. We are subject to the applicable rules and regulations of The Nasdaq Stock Market (“Nasdaq”) and the Internal Revenue Code of 1986, as amended, that require shareholder approval of certain equity plan and share issuances. Our Board may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called-up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include: (i) our undenominated capital; (ii) the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital; and (iii) any other reserve we are prohibited, at law, from distributing.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant accounts.” The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Our Constitution authorizes the Board to declare dividends, out of funds lawfully available for distribution, without shareholder approval to the extent they appear justified by the profits of the Company. The Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The Board may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the Board. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in United States Dollars or any other currency.

Our Board may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to us in relation to our shares.

The Board may also authorize us to issue shares with preferred rights to participate in dividends we declare. The holders of preferred shares may, depending on their terms, rank senior to our ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

Our Constitution provides that any ordinary share that Alkermes has agreed to acquire shall be deemed to be a redeemable share, unless the Board elects to treat such share acquisition otherwise. Accordingly, for Irish law purposes, a repurchase of ordinary shares by us would technically be effected as a redemption of those shares as described below under “—Our Repurchases and Redemptions.” If our Constitution did not contain such provision, our repurchases would be subject to many of the same rules that apply to purchases of our ordinary shares by subsidiaries described below under “—Purchases by Our Subsidiaries” including the shareholder approval requirements described below and the requirement that any open-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, references elsewhere in this prospectus to repurchasing or buying back our ordinary shares refer to our or one of our subsidiaries’ redemption of ordinary shares, in each case in accordance with our Constitution and Irish law as described below.

Our Repurchases and Redemptions

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Please see also the “—Dividends” section above. We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully-paid. Redeemable shares may, upon redemption, be canceled or held in treasury. Based on the provision of our Constitution described above, shareholder approval will not be required to redeem our shares.

We may also be given an additional general authority to purchase our own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Our Board may also issue preferred shares that may be redeemed at our option or the option of the preferred shareholder, depending on the terms of such preferred shares. Please see “—Authorized Share Capital” above for additional information on preferred shares.

Under Irish law, repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by us or re-issued subject to certain conditions.

Purchases by Our Subsidiaries

Under Irish law, a subsidiary may purchase our shares either on-market (an overseas market purchase) or off-market. For one of our subsidiaries to make on-market purchases of our ordinary shares, our shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of our ordinary shares is required. For an off-market purchase by one of our subsidiaries, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

In order for one of our subsidiaries to make an overseas market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The Nasdaq Global Select Market, on which our shares are listed, is specified as a recognized stock exchange for this purpose by Irish law.

The number of shares held by our subsidiaries at any time will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Share Repurchase Program

Our share repurchase program authorizes us to repurchase up to $215 million of our ordinary shares at the discretion of management from time to time in the open market or through privately negotiated transactions. The repurchase program has no set expiration date and may be suspended or discontinued at any time. As of December 31, 2022, we had purchased a total of 8,866,342 ordinary shares under this program at a cost of $114,029,664.

As noted above, shareholder approval for such repurchases will not be required because a repurchase of our shares will be effected as a redemption pursuant to our Constitution.

Bonus Shares

Under our Constitution, the Board may resolve to capitalize any amount standing to the credit of the reserves of the Company (including, but not limited to, the share premium account, capital redemption reserve, capital conversion reserve and profit and loss account), whether or not available for distribution, for any purpose, including, but not limited to, for the purposes of effecting any exchange of any rights and applying any such sum arising from such capitalization to pay up any shares of the Company and allot them, credited as fully paid, to any holders of such rights.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Our Constitution provides that we will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, our Board may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the constitution of an Irish company limited by shares such as ours and will only be applicable to our shares that have not been fully paid up.

Consolidation and Division; Subdivision

Under our Constitution, we may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares or subdivide our shares into smaller amounts than is fixed by our Constitution.

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized share capital in any way provided that such resolution does not reduce the authorized share capital to an amount less than the issued share capital at such time. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital in any way we think expedient.

Annual Meetings of Shareholders

We are required to hold annual general meetings at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland, provided that the Company makes all necessary arrangements to ensure that shareholders can participate in such meeting by technological means without leaving Ireland.

Notice of each annual general meeting must be given to all our shareholders and to our auditors. Our Constitution provides for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are: (i) the consideration of the Company’s statutory financial statements and the report of the Board and the report of the statutory auditors on those statements and that report; (ii) the review by the members of the Company’s affairs; (iii) the authorization of the Board to approve the remuneration of the statutory auditors; and (iv) the election and/or re-election of members of the Board in accordance with our Constitution. If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of our shareholders may be convened by: (i) the Board; (ii) at the request of shareholders holding not less than 10% of our paid-up share capital carrying voting rights; or (iii) at the request of our auditors in certain circumstances in accordance with the Companies Act. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to our shareholders and to our auditors. Under Irish law and our Constitution, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened on the requisition of our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of this required notice, the Board has 21 days to convene a meeting of our shareholders to vote on the matters set out in the required notice. This meeting must be held within two months of the receipt of the requisition notice.

If the Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.

If the Board becomes aware that our net assets are not greater than half of the amount of our called-up share capital, our Board must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

Our Constitution provides that no business shall be transacted at any general meeting unless a quorum is present. One or more shareholders present in person or by proxy holding not less than a majority of our issued and outstanding shares entitled to vote at the meeting in question constitute a quorum for such meeting.

Voting

Our Constitution provides that the Board or the chairman of the Board may determine the manner in which the poll is to be taken at each meeting and the manner in which the votes are to be counted.

Every shareholder is entitled to one vote for each ordinary share that s/he holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Constitution, which permit shareholders to notify us of their proxy appointments electronically in such manner as may be approved by the Board.

In accordance with our Constitution, our Board may from time to time authorize us to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or shares of the Company that are held by our subsidiaries will not be entitled to be voted at general meetings of shareholders.

Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

a)	amending our Constitution;

b)	approving a change of our name;

c)	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

d)	opting out of pre-emption rights on the issuance of new shares;

e)	creating a new class of shares;

f)	our re-registration from a public limited company to a private company;

g)	variation of class rights attaching to classes of shares (where the Constitution do not provide otherwise);

h)	purchase of our own shares off-market;

i)	reduction of issued share capital;

j)	sanctioning a compromise/scheme of arrangement;

k)	resolving that we be wound up by the Irish courts;

l)	resolving in favor of a shareholders’ voluntary winding-up;

m)	re-designation of shares into different share classes; and

n)	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under our Constitution and the Companies Act, any variation of class rights attaching to our issued shares must be approved by a special resolution of the shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

The provisions of our Constitution relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined by reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of the holders present in person or by proxy representing not less than a majority of the issued shares of that class entitled to vote at the meeting.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

a)

a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

b)

through a tender or takeover offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for such shares, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%; and

c)

by way of a merger with a company incorporated in the European Economic Area (“EEA”) under the EU Cross-Border Mergers Directive (EU) 2017/1132 or with another Irish company under the Companies Act. Such a merger must be approved by a special resolution of the shareholders. Under certain circumstances, shareholders also may be entitled to have their shares acquired for cash.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Irish law generally does not provide for “appraisal rights”.  However, it does provide for dissenters’ rights in certain situations, as described below.

Under a tender or takeover offer, the bidder may require any remaining shareholders to transfer their shares on the terms of the offer (i.e., a “squeeze out”) if it has acquired, pursuant to the offer, not less than 80% of the target shares to which the offer relates (in the case of a company that is not listed on an EEA regulated market). Dissenting shareholders have the right to apply to the Irish High Court for relief.

A scheme of arrangement which has been approved by the requisite shareholder majority and sanctioned by the Irish High Court will be binding on all shareholders. Dissenting shareholders have the right to appear at the Irish High Court hearing and make representations in objection to the scheme.

Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as we are and a company incorporated in the EEA, a shareholder: (i) who voted against the special resolution approving the merger; or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Similar rights apply in the case of a merger of an Irish public limited company into another company to which the provisions of the Companies Act apply.

Disclosure of Interests in Shares

Under the Companies Act, shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital of (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, we may, under the Companies Act, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in our shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:

a)	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

b)	no voting rights shall be exercisable in respect of those shares;

c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

d)	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event that we are in an offer period pursuant to the Irish Takeover Rules made under the Irish Takeover Panel Act 1997 (the “Irish Takeover Rules”), accelerated disclosure provisions apply for persons holding an interest in our securities of 1% or more.

In addition, the beneficial ownership disclosures of the U.S. federal securities laws will apply with respect to beneficial ownership of our shares.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of our voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following general principles (the “General Principles”), which will apply to any transaction regulated by the Irish Takeover Panel:

a)

in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

b)

the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

c)	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

d)

false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

e)

a bidder must announce an offer only after ensuring that it can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

f)	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

g)

a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires our shares may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by that acquirer (or any parties acting in concert with the acquirer) during the previous twelve months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of our voting rights, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of our voting rights would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a twelve-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must be no less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to twelve months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares: (i) during the period of twelve months prior to the commencement of the offer period which represent more than 10% of our total ordinary shares; or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Any announcement by us which commences an offer period must identify the potential bidder with which we are in talks or from which an approach was received. Any such bidder will then have a period of 42 days following such announcement (i.e. the announcement in which they are first identified) to announce a firm intention to make an offer or announce that they do not intend to do so, in which case they will then be restricted from making an offer for six months.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of our voting rights is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Shareholder Rights Plan

Under our Constitution, the Board is authorized to adopt a shareholder rights plan (a “Shareholder Rights Plan”), upon such terms and conditions as the Board deems expedient and in the best interests of the Company, subject to applicable law, including the grant of rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary shares or preferred shares in the share capital of the Company in accordance with the terms of any Shareholder Rights Plan.  The Board or any duly appointed committee thereof may effect an exchange of rights in accordance with such Shareholder Rights Plan.

Frustrating Action

Under the Irish Takeover Rules, our Board is not permitted to take any action which might frustrate an offer for our shares once the Board has received an approach which may lead to an offer or has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as: (i) the issue of shares, options or convertible securities; (ii) material acquisitions or disposals; (iii) entering into contracts other than in the ordinary course of business; or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

a)	the action is approved by our shareholders at a general meeting; or

b)	the Irish Takeover Panel has given its consent, where:

1.	it is satisfied the action would not constitute frustrating action;

2.	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

3.	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

4.	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or our Constitution may be considered to have anti-takeover effects, including those described under the following captions: “—Authorized Share Capital” (regarding issuance of preferred shares), “—Pre-emption Rights, Share Warrants and Share Options,” “—Disclosure of Interests in Shares,” and “—Corporate Governance.”

Appointment of Directors of the Board

Until the close of our 2024 annual general meeting of shareholders (the “2024 annual general meeting”), the directors of the Board shall be divided into three classes, designated Class I, Class II and Class III. Any allocation of the directors into such classes shall be made by the decision of the affirmative vote of a majority of the Board then in office.  The current term of the Class I directors shall terminate on the date of our 2024 annual general meeting and the current term of the Class II and Class III directors shall terminate on the date of our 2023 annual general meeting of shareholders. Since 2022, at each annual general meeting of shareholders, each director whose term expires at that annual general meeting of shareholders shall be eligible for re-election for a one-year term. Except as otherwise set forth in our Constitution, directors will be elected by way of ordinary resolution at a general meeting. In the event of a contested election (where the number of persons validly nominated for election exceeds the number of available director positions to be elected), only those directors in number equal to the number of available director positions and who receive the highest number of votes in favour of their election shall be elected. In no case will a decrease in the size of the Board shorten the term of any incumbent director. A director shall hold office until the close of the annual general meeting of shareholders for the year in which their term expires and until their successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board, including a vacancy that results from an increase in the size of the Board or from the death, resignation, retirement, disqualification or removal of a director, shall be deemed a casual vacancy, and subject to the terms of any one or more classes or series of preferred shares (if any), shall only be filled by decision of a majority of the Board then in office. Until the 2024 annual general meeting, any director appointed to fill a vacancy shall hold office for the same remaining term as that of the class that she has been designated in accordance with the Company’s articles of association. After the 2024 annual general meeting, any director appointed to fill a vacancy shall hold office until the next annual general meeting. A director retiring from the Board at a general meeting shall retain office until the close or adjournment of such meeting.

During any vacancy in the Board, the remaining directors have full power to act as the Board. If, at any general meeting of the Company, the number of directors is reduced below the minimum prescribed by the Board due to the failure of any persons nominated to be directors to be elected, then in those circumstances, the nominee or nominees who receive the highest number of votes in favor of election shall be elected in order to maintain the prescribed minimum number of directors and each such director shall remain a director (subject to the provisions of the Companies Act and our Constitution) only until the conclusion of the next annual general meeting of the Company unless such director is elected by the Members (as defined in our Constitution) during such meeting.

Duration; Dissolution; Rights upon Liquidation

Our duration is unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Constitution or the terms of any preferred shares issued by our Board from time to time. The holders of preferred shares in particular may have the right to priority in our dissolution or winding up. If the Constitution contains no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Constitution provides that our ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Pursuant to the Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.

No Sinking Fund

Our ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

Our ordinary shares are duly and validly issued and fully-paid.

Transfer and Registration of Shares

Our transfer agent maintains our share register, which is determinative of ownership of our shares. Our shareholders who hold shares beneficially are not the holders of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares: (i) from a person who holds such shares directly to any other person; (ii) from a person who holds such shares beneficially to a person who holds such shares directly; or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Our Constitution allows us, in our absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, we are (on our behalf or on behalf of our affiliates) entitled to: (i) seek reimbursement from the buyer or seller (at our discretion); (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at our discretion); and (iii) claim a lien against the ordinary shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our ordinary shares has been paid unless one or both of such parties is otherwise notified by us.

Our Constitution delegates to our secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with the transfer and that we will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the buyer will be registered as the legal owner of the relevant shares on our official Irish share register (subject to the matters described below).

The Board may suspend registration of transfers from time to time, with such suspensions not to exceed 30 days in aggregate each year.